Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended June 30, 2011 under IFRS

Bangalore, India and East Brunswick, New Jersey, USA – July 20, 2011 — Wipro Limited (NYSE: WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its first quarter ended June 30, 2011.

Highlights of the Results:

•	IT Services Revenue was $1,408 million, a sequential increase of 0.5% and YoY increase of 16.9%.

•	Total Revenues were 85.64 billion ($1.92 billion1), an increase of 18% YoY.

•	Net Income was 13.35 billion ($299 million1), an increase of 1% YoY. Non-GAAP Adjusted Net Income was 13.18 billion ($295 million1), an increase of 1% YoY.

•	IT Services Revenues were 64.05 billion ($1,436 million1), an increase of 16% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 14.07 billion ($315 million1), an increase of 4% YoY.

•	Our Operating Income to Revenue for IT Services was 22% for the quarter.

Performance for the quarter ended June 30, 2011.

Azim Premji, Chairman of Wipro, commenting on the results said – “We are seeing early signs of positive momentum after the re-organization. Clients continue to focus on optimizing operations, creating new products and getting access to newer markets. We will continue to make investments that bring superior value to our clients as they try to win in this market.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “Our investments in client mining are starting to show results, with 4 customers contributing more than $100 million of revenues. We have maintained our operating margins in the current quarter despite one month impact of salary revision.”

T K Kurien, Executive Director & Chief Executive Officer, IT Business, said – “Enterprises are variabalizing their IT to position themselves better for winning in the world of constraints. We are building assets that allow consumerization of enterprise technology and performance analytics, two trends that will help us differentiate.”

Outlook for the Quarter ending September 30, 2011

We expect Revenues from our IT Services business to be in the range of $1,436 million to $1,464 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.63, Euro/USD at 1.43, AUD/USD at 1.08, USD/INR at 44.9.
1.

For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 30, 2011, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 44.59. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2011 was US$1= 45.50

IT Services (75% of Total Revenue and 94% of Operating Income for the quarter ended June 30, 2011)

The IT Services segment had 126,490 employees as of June 30, 2011, an increase of 4,105 people this quarter. We added 49 new customers for the quarter.

Wipro has won a multi-year engagement with a top 10 universal bank for modernizing their core banking platform. This will involve replacement of their legacy platform by a new one with more contemporary technology. This transformational program will enable the bank to launch new products quickly and go to market faster with new functionality to its customers. Besides this program, the bank has also chosen Wipro as their strategic partner for application development and maintenance work for their retail banking business.

As macroeconomic environment continues to be unpredictable, enterprises are simplifying and variablizing their IT. Some of the deals won in the market support this growing trend.

Wipro has entered into a multi-year outsourcing engagement with one of the world’s leading mail stream management companies for data center consolidation and provisioning of infrastructure on cloud based models.

As IT budgets come under pressure, businesses are demanding more accountability and value from investments in IT. Wipro has introduced the IT 360TM framework that helps customers define, measure and maximize value from IT investments. The framework which helps customers measure the Return on their IT Investments evaluates the benefits and value of each individual component in the IT landscape, to maximize the value that IT delivers to business. Wipro has used this framework for a leading provider of commercial cleaning and hygiene solutions to demonstrate IT Cost Transparency.

For one of UK’s largest Water and Sewerage Services organization, Wipro will provide end-to-end delivery of Applications & Infrastructure Managed Services and undertake a series of technology and process transformation initiatives to better align IT services to the customer’s business dynamics.

Analytics continues to be one of the fastest growing services and Wipro has been able to capitalize on this market opportunity. Customers are increasingly looking to analytics to help them win in the world of constraints. Wipro partnered with a hi-tech manufacturing company to establish a quality analytics program. By integrating available data on products and components, the program can provide early visibility into product quality issues.

Wipro has won a Price Optimization consulting engagement with a leading drug retailer in US. Through a partnership with Revionics, a leading provider of life cycle price optimization solutions, Wipro will bring its capabilities in Everyday Pricing and Markdown Optimization and deep expertise in retail domain to this engagement.

Wipro has been chosen by one of largest food manufacturers in UK as a strategic IT partner. As part of the five year strategic relationship, Wipro will be responsible for supporting the SAP landscape for the customer. This partnership will achieve the strategic objective of standardizing systems and processes while reducing operating costs, achieving business productivity efficiencies and improving customer experience.

The India and Middle East regions demonstrated strong wins across multiple segments. Wipro won a contract from the Jammu & Kashmir government under the Restructured Accelerated Power Development Reforms Program (R-APDRP) and also won a contract from Oriental Bank of Commerce, as the Enrolment Agency for the UID (Unique Identification Number) project enrolments for residents of Delhi & NCR, Punjab, Haryana and UP States.

In a further boost to our Eco-energy and System Integration credentials, Wipro, along with Consolidated Construction Consortium Ltd (CCCL), entered into an engagement for end-to-end Networking and setting up of Intelligent Building Management System for ONGC’s (Oil and Natural Gas Corporation) corporate office.

Awards and accolades

Wipro has been cited as a Leader in “The Forrester Wave™: SAP Services Providers, Q2 2011 (April 2011)” and has some of the strongest skills of Indian SAP service providers professionals based on scale, cross-industry expertise and global reach.

Wipro has also been cited as a Leader in “The Forrester Wave™: Salesforce.com implementation, Q2 2011 (May 2011) due to its practice maturity, depth and breadth of resources and suitability for large, complex engagements.

Wipro has won the 2011 Microsoft Software Development Partner of the Year Award. The company was among the top global Microsoft partners to be honored for demonstrating excellence in innovation and implementation of customer solutions based on Microsoft technology.

IT Products (12% of Total Revenue and 3% of Operating Income for the quarter ended June 30, 2011)

•	Our IT Products segment recorded Revenue of 10.06 billion ($226 million1) for the quarter ended June 30, 2011 an increase of 21% YoY.

•	EBIT was 423 million ($9 million1) for the quarter, an increase of 26% YoY.

•	The ratio of our Operating Income to Revenue for this segment was 4.2% for the quarter.

Consumer Care and Lighting (9% of Total Revenue and 6% of Operating Income for the quarter ended June 30, 2011)

•	Our Consumer Care and Lighting business segment recorded Revenue of 7.55 billion ($169 million1) for the quarter ended June 30, 2011, representing an increase of 18% YoY.

•	EBIT was 895 million ($20 million1) for the quarter, flat on a YoY basis.

•	Operating Income to Revenue for this segment was 11.9% for the quarter.

Wipro Limited

•	Total Revenue for the quarter ended June 30, 2011 was 85.64 billion ($1.92 billion1) representing an increase of 18% over the same period last year.

•	Net Income for the quarter ended June 30, 2011 was 13.35 billion ($299 million1) representing an increase of 1% over the same period last year.

•

Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for the quarter ended June 30, 2011 was 13.18 billion ($295 million1) representing an increase of 1% over the same period last year.

Please see the table on page 7 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period

These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.

Results for the year ended June 30, 2011, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.

Quarterly Conference Calls

We will hold a conference call today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro provides comprehensive IT solutions and services, including systems integration, Information Systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first

PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting. For more information, please visit our websites at www.wipro.com.

Contact for Investor Relations		Contact for Media & Press
Rajendra Kumar Shreemal	Sridhar Ramasubbu	Sachin Mulay
Phone: +91-80-2505-6186	Phone: +1 408-242-6285	Phone: 91-80-2505-6110
rajendra.shreemal@wipro.com	sridhar.ramasubbu@wipro.com	sachin.mulay@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of June 30,
	2011	2011	2011
			Convenience translation into US$ in millions
ASSETS
Goodwill	54,818	60,460	1,356
Intangible assets	3,551	4,946	111
Property, plant and equipment	55,094	55,522	1,245
Investment in equity accounted investee	2,993	3,103	70
Derivative assets	2,984	3,432	77
Non-current tax assets	9,239	9,239	207
Deferred tax assets	1,467	1,773	40
Other non-current assets	8,983	9,993	224

Total non-current assets	139,129	148,468	3,330

Inventories	9,707	11,422	256
Trade receivables	61,627	68,391	1,534
Other current assets	19,744	24,584	551
Unbilled revenues	24,149	28,224	633
Available for sale investments	49,282	57,953	1,300
Current tax assets	4,955	5,532	124
Derivative assets	1,709	1,417	32
Cash and cash equivalents	61,141	50,752	1,138

Total current assets	232,314	248,275	5,568

TOTAL ASSETS	371,443	396,743	8,898

EQUITY
Share capital	4,908	4,911	110
Share premium	30,124	30,726	689
Retained earnings	203,250	216,599	4,858
Share based payment reserve	1,360	955	21
Other components of equity	580	1,183	27
Shares held by controlled trust	(542)	(542)	(12)

Equity attributable to the equity holders of the company	239,680	253,832	5,693
Non-controlling Interest	691	751	17

Total equity	240,371	254,583	5,709

LIABILITIES
Long - term loans and borrowings	19,759	20,217	453
Deferred tax liabilities	301	858	19
Derivative liabilities	2,586	2,230	50
Non-current tax liability	5,021	5,320	119
Other non-current liabilities	2,706	3,286	74
Provisions	81	101	2

Total non-current liabilities	30,454	32,012	718

Loans and borrowings and bank overdrafts	33,043	40,130	900
Trade payables and accrued expenses	44,052	46,135	1,035
Unearned revenues	6,595	6,845	154
Current tax liabilities	7,340	7,601	170
Derivative liabilities	1,358	1,181	26
Other current liabilities	5,906	6,141	138
Provisions	2,324	2,115	47

Total current liabilities	100,618	110,148	2,470

TOTAL LIABILITIES	131,072	142,160	3,188

TOTAL EQUITY AND LIABILITIES	371,443	396,743	8,898

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(` in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2010	2011	2011
			Convenience translation into US$ in millions
Gross revenues	71,906	84,929	1,905

Cost of revenues	(48,620)	(60,021)	(1,346)

Gross profit	23,286	24,908	559

Selling and marketing expenses	(5,387)	(6,284)	(141)
General and administrative expenses	(3,864)	(4,383)	(98)
Foreign exchange gains/(losses), net	458	711	16

Results from operating activities	14,493	14,952	335

Finance expenses	(403)	(760)	(17)
Finance and other income	1,351	2,192	49
Share of profits of equity accounted investee	157	110	2

Profit before tax	15,598	16,494	370
Income tax expense	(2,345)	(3,096)	(69)

Profit for the period	13,253	13,398	300

Attributable to:
Equity holders of the company	13,186	13,349	299
Non-controlling interest	67	49	1

Profit for the period	13,253	13,398	300

Earnings per equity share:
Basic	5.42	5.47	0.12
Diluted	5.42	5.44	0.12

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,433,563,597	2,440,001,890	2,440,001,890
Diluted	2,434,085,523	2,453,938,371	2,453,938,371

Additional Information
Segment Revenue
IT Services	55,002	64,046	1,436
IT Products	8,320	10,058	226
IT Services & Products	63,322	74,104	1,662
Consumer Care and Lighting	6,414	7,545	169
Others	2,628	3,991	90
Total	72,364	85,640	1,921

Operating Income
IT Services	13,572	14,067	315
IT Products	337	423	9
IT Services & Products	13,909	14,490	325
Consumer Care and Lighting	894	895	20
Others	(311)	(433)	(10)
Total	14,493	14,952	335

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company	13,186	13,349	299

Adjustments:
Accelerated amortization of stock options that vest in a graded manner	(122)	(173)	(4)

Non-GAAP adjusted profit	13,064	13,176	295

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

IT Services Revenue as per IFRS	1,408
Effect of Foreign currency exchange movement	12
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,396

IT Services Revenue as per IFRS	1,408
Effect of Foreign currency exchange movement	53
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,355